TRANSOCEAN MANAGEMENT LTD. BLANDONNET INTERNATIONAL BUSINESS CENTER

NICHOLAS DEEMING	CHEMIN DE BLANDONNET 10

SR. VICE PRESIDENT & GENERAL COUNSEL	CH-1214 VERNIER, SWITZERLAND

May 13, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention:                                         H. Roger Schwall

Assistant Director

Re:                               Transocean Ltd.’s Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

Definitive Proxy Statement on Schedule 14A

Filed April 1, 2011

File No. 0-53533

Dear Mr. Schwall:

The following is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the letter dated April 29, 2011, from H. Roger Schwall, Assistant Director, with respect to the above referenced filings of Transocean Ltd. (the “Company”). For your convenience, each of our responses is prefaced by the Staff’s comment. Additionally, consistent with the approach discussed with Staff member Doug Brown on April 29, 2011, we have provided explanatory responses to the Staff comments with respect to our Definitive Proxy Statement on Schedule 14A rather than revising the disclosures in our filings at this time.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

Comment:

1.                                       You state on page 26 that you have offices in the Caribbean, Africa, and the Middle East, regions generally understood to include Cuba, Sudan, Syria, and Iran. Cuba, Sudan, Syria, and Iran are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, present and anticipated contacts with Cuba, Sudan, Syria, and Iran, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements, since your letters to us dated June 25, 2008 and July 28, 2008. Your response should describe any goods, services, technology, information, or support that you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Company Response:

We have no present or anticipated contacts with Cuba, Sudan, Syria or Iran, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements. Since our letters dated June 25, 2008 and July 28, 2008, our only past contact with any of these countries was in connection with the joint venture, Arab Drilling & Workover Company, discussed in the aforementioned June 25, 2008 letter. As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2009, we disposed of our interest in this joint venture in November 2009.

Comment:

2.                                       Please discuss the materiality of your business activities in, and other contacts with, Cuba, Sudan, Syria, and Iran described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, Syria, or Iran.

Company Response:

We have no present or anticipated business activities in, or other contacts with, Cuba, Sudan, Syria or Iran.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies and Estimates, page 64

Property and Equipment, page 65

Comment:

3.                                       Please tell us whether you tested for recoverability any of the other six asset groups, under ASC 360-10-35-21, at the time you tested the Standard Jackups. If so, please tell us how the results of these tests would be impacted by reductions of 5% and 10% for both dayrates and utilization, and why it would or would not be appropriate to discuss these results in your filings. In this regard, we note that projected declines in these factors contributed to your recent $1 billion impairment for Standard Jackups. If there were no additional tests, please explain to us why it would or would not be appropriate to provide discussion and analysis similar to that requested above for any future tests for recoverability. Refer to Section V of SEC Release No.: 34-48960 for guidance.

Company Response:

In the fourth quarter of 2010, we evaluated all of our asset groups for impairment indicators. In evaluating our asset groups for impairment indicators, we consider (a) projected dayrates, (b) projected utilization, and (c) projected stacking expectations for each asset group. As a result of our evaluation, we determined we had impairment indicators for the Standard Jackup asset group. However, we did not identify impairment indicators for any of our other asset classes. Accordingly, we only performed a test for recoverability of the carrying amount of our Standard Jackup asset group. As a standard practice, when we test for recoverability, we perform multiple sensitivity analyses on the key inputs, including dayrates and utilization, to confirm the validity of our tests. We consider the results of these analyses in preparing our disclosures for our filings.

Comment:

4.                                       In light of the significance of your asset groups and recent impairment, please tell us how you have considered discussing in your filings (i) when you test for recoverability of an asset group, assuming no impairment was necessary, and (ii) when significant judgment was involved in your determination to not test for recoverability of an asset group, assuming there were some indications that the assets may not be recoverable.

Company Response:

If we identify impairment indicators and, consequently, test an asset group or asset groups for recoverability, we consider whether we should add additional discussion or disclosure in our filings regarding the risk of potential impairments if dayrates or utilization continue to decline. We have discussed these impairment indicators in our critical accounting policies and estimates on page 65 of our Form 10-K.

Our identification of impairment indicators is primarily based on quantitative measures that we draw from our internal forecasts prepared quarterly, supplemented by consideration of other qualitative factors. We compare the projected dayrates, projected utilization and projected stacking expectations for each asset group from one quarter to the next. We consider these impairment indicators to be the key drivers for projecting cash flows of our assets. If we identify any decline in our projections with respect to any one of the factors referred to above in any asset group, we consider this an impairment indicator and we proceed with the recoverability tests for the asset group that has or asset groups that have the reduced metric or metrics.

Comment:

Financial Statements, page 68

Note 2 — Significant Accounting Policies, page 76

Property and equipment, page 77

5.                                       We note that you present drilling rigs, related equipment, and buildings and improvement, on one line item. Please tell us how you have considered separately presenting in the notes to your financial statements these three categories of assets, as provided by ASC 360-10-50-1.

Company Response:

As of December 31, 2010, our property and equipment consisted of the following net carrying amounts of major classes of depreciable assets (in millions):

	Amount	%
Property and equipment, net
Rigs and related equipment	$19,722	92%
Construction in progress	1,531	7%
Land and improvements	152	1%
Oil and gas properties	53	0%
Total property and equipment, net	$21,458	100%

We believe that we have presented our financial statements in accordance with ASC 360-10-50-1 since our rigs and related equipment, including construction in progress, comprise 99% of the net carrying amount of our consolidated assets. Additionally, considering the significance of the carrying amount of our construction in progress, we disclosed such carrying amount and additional information we believe is informative to the users of our financial statements as of the date of each balance sheet presented on page 89 of our Form 10-K, in Note 9—Drilling Fleet.

Comment:

6.                                       We note that you capitalize expenditures for renewals, replacements and improvements, and expense maintenance and repair costs as incurred, and that you include these policies in the critical accounting policies and estimates section of your filing. Please clarify for us any significant items, or groups of similar items, that you have capitalized that involved significant judgment as to whether capitalization was appropriate. If applicable, explain to us how you determined capitalization was appropriate and provide us the related amounts. Please expand your disclosure to address any issues set forth in your response.

Company Response:

We believe that the classification of costs as either capital or expense items requires judgment, the most significant of which is with respect to projects, such as our newbuild construction and major upgrades in the last four years. We also recognize that the normal maintenance and life enhancement of our drilling rigs require judgment regarding capitalization and expensing of expenditures. We maintain internal accounting policies that specify the appropriate accounting treatment for specific types of expenditures for normal maintenance, life enhancement, upgrades and newbuild projects in order to maintain consistency in our application of such judgment.

Comment:

Note 14 — Commitments and Contingencies, page 101

Macondo well incident, page 102

7.                                       We note you have recognized a liability for estimated loss contingencies you believe are probable and for which you can make a reasonable estimate, totaling $135 million as of December 31, 2010. Please clarify for us and in your filing the components that make up the accrual. Refer to ASC 450-20-50-1.

Company Response:

According to ASC 450-20-50-1, we are required to disclose the nature of an accrual for a probable and estimable loss contingency. We have disclosed the amount of the accrual, recognized pursuant to ASC 450-20-50-2, and have disclosed that such accrued liability was made for claims related to the Macondo well incident to satisfy these disclosure requirements. We believe that such disclosure is aggregated in an appropriate manner (solely pertaining to the Macondo well incident) for asserted and unasserted claims. To offer the reader a meaningful understanding of the nature of the contingencies associated with the incident, we have disclosed various categories of asserted and unasserted claims associated with the Macondo well incident.

Comment:

8.                                       We note in your disclosure that you cannot estimate with certainty the reasonably possible range of loss in excess of the amount accrued, as provided by ASC 450-20-50-4, for Macondo well related litigation. To help us understand the basis for your conclusion, please provide us an analysis for each of the four categories of legal claims or actions identified in your note (or the most significant items included in each of those categories) that explains why an estimate cannot be made. As part of your response, address the types of estimates of possible losses or range of losses that you are able to make, provide us these estimates, and explain why you believe disclosure of these estimates would not be appropriate under ASC 450-20-50-3 and 50-4. In this regard, your use of the word “certainty” appears to indicate that you have established a threshold for disclosing estimates and the basis for this threshold is not clear.

Company Response:

We are providing our response to this comment supplementally as Exhibit A.  Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, we request that the exhibit be returned to us upon completion of your review.  We are also requesting confidential treatment for such information under Rule 83 of the Commission’s rules and regulations.

Comment:

Proxy Statement on Schedule 14A

Fiscal 2010 Business Highlights, page P-34

9.                                       We note your statements that, “notwithstanding the tragic loss of life in the Gulf of Mexico, we achieved an exemplary statistical safety record as measured by our total recordable incident rate (“TRIR”) and total potential severity rate (“TPSR”). As measured by these standards, we recorded the best year in safety performance in our Company’s history, which is a reflection on our commitment to achieving an incident free environment, all the time, everywhere.” Please revise your disclosure to provide the basis for your statements including disclosure regarding your TRIR, TPSR and fatalities in prior years.

Company Response:

Included below are our historical data going back to 2000 related to TRIR, TPSR and fatalities.

Year(1)(2)	TRIR	TPSR(3)	Fatalities
2000	1.39		4
2001	1.52		9
2002	1.74		3
2003	1.28		8
2004	1.22		2
2005	1.03		2
2006	0.94		1
2007	0.90	32.79	0
2008	0.86	34.01	2
2009	0.77	41.49	4
2010	0.74	35.35	9

(1)          Data beginning in 2000 give effect to Transocean’s merger with R&B Falcon Corporation, data beginning in 2004 give effect to our disposition of TODCO and data beginning in 2008 give effect to Transocean’s merger with GlobalSantaFe Corporation.

(2)          Historical TRIR rates from prior to 2000 are higher, and sometimes significantly higher, than our recent TRIR results.

(3)          We began tracking TPSR in 2007; however, our internal methodology for calculating TPSR changed beginning in 2009 such that we began to exclude the consideration of mitigating factors. Previously, these factors had been considered in assigning severity values to incidents. The exclusion of these mitigating factors had the effect of increasing calculated TPSR values for periods beginning in 2009 as compared to prior periods. By way of example, if TPSR for 2008 had been calculated without giving effect to the use of such mitigating factors, the TPSR for 2008 would have been approximately 43.5 instead of 34.0.

No statement in the proxy statement was intended to diminish the tragic loss of life experienced as a result of the Macondo well incident. The statement regarding the Company’s safety performance record as measured by our TRIR and TPSR is reflective of and consistent with the global, fleet-wide data outlined above. As reflected in the Proxy Statement, our Executive Compensation Committee (the “Committee”) determined, despite the combined result for these two metrics as compared to prior years, to exercise its discretion with respect to the safety component of the 2010 Cash Bonus Plan due to the fatalities experienced during 2010. As a result, the TRIR portion of the safety component of the 2010 Cash Bonus Plan was reduced to a zero payout for our Named Executive Officers (“NEOs”).

Comment:

2010 Cash Bonus Plan, page P-44

10.                                 We note your disclosure on page P-39 that the CEO’s conclusions and recommendations with respect to annual award amounts are presented to the Executive Compensation Committee, that the Committee makes all compensation decisions, and that the Committee may exercise its discretion in modifying any compensation adjustment or awards to any executive officer. Please include disclosure regarding the specific process the Committee undertook in approving the 2010 Cash Bonus Plan. In particular, specifically address the party(s) that proposed awarding bonuses to your named executive officers and the party(s) that made the final determination.

Company Response:

The disclosure the comment references on page P-39 relates to the setting of target amounts under the Cash Bonus Plan and long-term incentive award amounts for the upcoming year.

With respect to determining amounts ultimately awarded under the Cash Bonus Plan for the just-completed year, such amounts are generally determined by the formulaic application of our performance metrics against actual performance for the just-completed year. After this calculation is completed, the Committee may, as it did for the 2010 awards, exercise its discretion. For the determination of the 2010 Cash Bonus Plan amounts for the NEOs, our CEO made a recommendation to the Committee that the portion of the bonus related to the Company’s TRIR performance should be “zeroed-out.” After discussion, the Committee exercised its discretion to “zero-out” the TRIR portion of the bonus amounts for NEOs. The Committee did not exercise its discretion to increase any calculated payout amounts under the 2010 Cash Bonus Plan to the NEOs.

Comment:

Safety Performance, page P-45

11.                                 We note your disclosure that the calculation of TRIR is an industry standard measure of safety performance measured in terms of recordable incidents per 200,000 employee hours worked. Please provide additional disclosure regarding how TRIR is calculated, including how the company determines that an event is a “recordable incident” and should be included in the calculation of TRIR.

Company Response:

TRIR is a safety performance metric recognized by the U.S. Occupational Safety & Health Administration (OSHA) and utilized by companies across an array of different industries. We calculate TRIR based on the guidelines set forth by the International Association of Drilling Contractors (IADC), which are analogous to the OSHA 300 rules. The IADC is the leading industry group for the drilling industry and their official guidelines for calculating TRIR can be found at the following website:

http://www.iadc.org/asp/2009%20Annual%20Report/2009%20Rig%20Official%20Guidelines.pdf

As set forth in Section 4.5.2 in the guidelines found at the above link, TRIR is calculated by taking the aggregate number of occurrences of:

•                  Fatalities (FTL) — work-related injuries or illnesses that result in death;

•                  Lost Time Incidents (LTI) — work-related injuries or illnesses where a physician or licensed health care professional recommends days away from work due to the injury or illness;

•                  Restricted Work/Transfer Cases (RWTC) — occurs when an employee cannot perform all of his or her routine job functions, but the case does not result in days away from work; and

•                  Medical Treatment Only (MTO) — any work related injury or illness requiring medical care or treatment beyond first aid that does not result in a RWTC or LTI;

then multiplying this number by 200,000, then dividing that product by total hours worked. The resulting TRIR is a number representing the total number of incidents per 200,000 hours worked. Additional detail on each of the categories of incidents can be found at the link above.

Comment:

12.                                 In addition, please provide the basis for your conclusion that TRIR is an industry standard measure of safety performance.

Company Response:

TRIR is a statistic developed by the International Association of Drilling Contractors (the IADC) as part of their Incident Statistics Program (ISP). The IADC is the leading industry group for the drilling industry. We calculate the Company’s TRIR statistics based on the guidelines set forth pursuant to the ISP, and TRIR is a statistic that we have historically used as a measure of safety performance.

Comment:

13.                                 We note your use of TPSR to monitor the total potential severity of incidents. With a view toward disclosure, please tell us how TPSR is calculated including how the company determines that an event is an “incident” and how you quantify the impact an incident would have on your employees and contractors. Provide illustrative examples, including the “number” you would assign to certain incidents of varying impact, including those involving the death of your employees or contractors. Tell us how you calculated the TPSR for the Macondo Incident. Finally, tell us how a certain TPSR correlates to a certain payout percentage, such that the 35.4 TPSR for 2010 resulted in the payout percentage of 67.4%. We may have further comment.

Company Response:

TPSR, Total Potential Severity Rate, is a proprietary safety measure that we have developed to capture the potential severity of incidents over a period of time. TPSR is calculated by taking the sum of all potential severity values assigned to incidents, multiplying that number by 200,000, then dividing that number by total hours worked. Only incidents involving our employees are taken into account in TPSR, not incidents involving employees of our contractors or other third parties.

The incident reports are completed by rig managers and we have an oversight and review process of their determination of the severity values. The severity value is determined by inputting data into our severity calculator. For instance, for dropped objects, the height from which the item was dropped and the weight of the object are inputs into the severity calculator. Based on the potential severity of the incident, a severity value is assigned to the incident as follows:

Potential Severity	Severity Value
Requires First Aid	1
Medical Treatment Only	3
Recordable Work/Transfer Case	5
Lost Time Incidents resulting in less than 6 months time away from work	7
Lost Time Incidents resulting in greater than 6 months time away from work	15
Fatality	30

In calculating TPSR for the 113,032 total hours worked on the Deepwater Horizon in 2010, there was an aggregate severity value of 383 assigned to incidents involving the rig, resulting in a 2010 TPSR for the Deepwater Horizon of 677.7. When combined with our other approximately 130 rigs for 2010 (and 40,244,414 other total hours worked), this resulted in a total 2010 TPSR for our fleet of 35.35.

For our 2010 Cash Bonus Plan, the target goal the Committee established was a TPSR of 38.0. Values above and below this target were calculated in accordance with the chart below, with outcomes falling in between two thresholds interpolated on a straight-line basis between the two thresholds:

TPSR Outcome	Bonus Payout Result For This Metric
20% Improvement	200%
10% Improvement	150%
Target	100%
10% Deterioration	75%
20% Deterioration	50%

Any TPSR outcome representing a deterioration of more than 20% would result in a 0% bonus payout for the TPSR metric.

Our TPSR outcome for 2010 was 35.35, which exceeded the “Target” threshold, but was less than the “10% Improvement” threshold. This resulted in a bonus payout for the TPSR metric of 134.8%. As TPSR is only half of our overall safety performance metric and a 0% payout was assigned to the TRIR safety component (see our response to Comment 15 below), this resulted in a 67.4% payout for the entire safety metric.

Comment:

14.                                 Disclose the dollar amount of the calculated payout that would have been awarded as well as the actual cash bonus awarded to each NEO based on the safety performance measure.

Company Response:

Included in the following table are the amounts that each of our NEOs (i) would have been awarded under the 2010 Cash Bonus Plan for the safety performance measure based on the formulaic application of our safety performance metrics against actual performance for 2010 and (ii) were actually awarded under the 2010 Cash Bonus Plan for the safety performance measure after the Committee applied downward discretion for the TRIR safety component of the awards:

Named Executive Officer	Formulaic Amount	Actual Award Amount
Steven L. Newman President and Chief Executive Officer	$239,232	$139,378
Ricardo H. Rosa, Senior Vice President and Chief Financial Officer	$96,624	$56,294
Eric B. Brown Executive Vice President, Legal & Administration	$86,218	$50,232
Arnaud A.Y. Bobillier Executive Vice President, Asset and Performance	$84,113	$49,005
Ihab M. Toma Executive Vice President, Global Business	$70,136	$40,862
Robert L. Long Former Chief Executive Officer	$55,767	$32,490
Cheryl D. Richard Former Senior Vice President, Human Resources and Information Technology	$25,116	$14,633

Comment:

15.                                 We note the statement that the “occurrence of a fatality may override the safety performance measure.” We also note that your compensation committee decided to not award bonuses in 2008 and 2009, based on 2 and 4 fatalities respectively. Given those facts, expand your disclosure to explain the compensation committee’s basis for its decision not to override the safety performance measure as it had done in prior years given the 11 fatalities that occurred in 2010.

Company Response:

As described in our Compensation Discussion & Analysis, our business involves numerous operating hazards, and we remain committed to protecting our employees, our property and the environment. Our ultimate goal is expressed in our Safety Vision of ‘‘an incident-free workplace—all the time, everywhere.’’ The Committee sets our safety performance targets at levels each year that further motivate our executive officers to continually improve our safety performance toward this ultimate goal.

The Committee exercised its discretion to override all or part of the safety performance measure in each of the years 2008, 2009, and 2010 to reinforce its commitment to and further underscore the importance of continuous improvement in safety performance.  In 2008, the Committee exercised its discretionary authority based largely on the occurrence of fatalities.  The occurrence of and narrow timeframe between fatalities in four different operating regions around the world prompted the Committee to exercise its discretionary authority in 2009 on the entire bonus payout.  The fatalities that occurred as a result of the Macondo well incident in the Gulf of Mexico led the Committee to exercise its discretionary authority to override the TRIR portion of the safety performance measure in 2010, despite the improvements in TRIR and TPSR safety performance statistics achieved across Transocean’s entire global fleet of approximately 130 rigs, as outlined above in the Company’s response to comment 9.

Nothing associated with the Committee’s discretionary determinations or its use and formulaic application of safety performance statistics in calculating compensation for employees of the Company is in any way intended to minimize or diminish the impact of any fatalities.

Closing Comments

In connection with this response, we acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Nick Deeming
Name:	Nick Deeming
Title:	Senior Vice President, General Counsel and Assistant Corporate Secretary